SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. )

                          Trega Biosciences, Inc.
    __________________________________________________________________
                             (Name of Issuer)



                       Common Stock, $.001 par value
    ___________________________________________________________________
                      (Title of Class of Securities)



                                0008946991
    ___________________________________________________________________
                              (CUSIP Number)

     Kathleen K. SchoemakerJohn C. MacMurray, Esq.
      Domain AssociatesReboul, MacMurray, Hewitt,
      One Palmer Square  Maynard & Kristol
    Princeton, New Jersey  0854245 Rockefeller Plaza
      Tel. (609) 683-5656New York, New York  10111
     Tel. (212) 841-5700

    ___________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 27, 1998
                     ________________________________
                       (Date of Event Which Requires
                         Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

CUSIP No. 0008946991                                          Page 2 of 11
______________________________________________________________________
       1)Name of Reporting PersonDomain Partners II,
        S.S. or I.R.S. IdentificationL.P.
     No. of Above Person
______________________________________________________________________
       2)Check the Appropriate Box(a) [x]
          if a Member of a Group(b) [ ]
______________________________________________________________________

   3)SEC Use Only
______________________________________________________________________
   4)Source of Funds                         WC
______________________________________________________________________
5)   Check if Disclosure of
         Legal Proceedings isNot Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
______________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware
______________________________________________________________________
Number of                 7)Sole Voting 1,444,084 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person:
     _____________________________________________
                          8)Shared Voting
                              Power               -0-
          _____________________________________________
                           9)Sole Disposi-1,444,084 shares of
                              tive Power     Common Stock
                         _____________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         _____________________________________________
11)  Aggregate Amount Beneficially           1,444,084 shares of
     Owned by Each Reporting Person          Common Stock
______________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
______________________________________________________________________
13)  Percent of Class
           Represented by10.4%
     Amount in Row (11)
______________________________________________________________________
14)  Type of Reporting
            PersonPN
CUSIP No. 0008946991                                          Page 3 of 11

       1)Name of Reporting PersonDomain Partners III,
        S.S. or I.R.S. IdentificationL.P.
     No. of Above Person
_______________________________________________________________________
       2)Check the Appropriate Box(a) [x]
          if a Member of a Group(b) [ ]
_______________________________________________________________________
   3)SEC Use Only
_______________________________________________________________________
     Source of Funds          WC
5)   Check if Disclosure of
         Legal Proceedings isNot Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_______________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware
Number of                 7)Sole Voting 1,316,273 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person:
      8)Shared Voting
                              Power               -0-
                           9)Sole Disposi-1,316,273 shares of
                              tive Power     Common Stock
     ______________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ______________________________________________
11)  Aggregate Amount Beneficially           1,316,273 shares of
     Owned by Each Reporting Person          Common Stock
_______________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_______________________________________________________________________
13)  Percent of Class
           Represented by9.5%
     Amount in Row (11)
_______________________________________________________________________
14)  Type of Reporting
     Person                                  PN
CUSIP No. 0008946991                                          Page 4 of 11

_________________________________________________________________
       1)Name of Reporting PersonDP III Associates,
     S.S. or I.R.S. Identification      L.P.
     No. of Above Person
_________________________________________________________________
       2)Check the Appropriate Box(a) [x]
          if a Member of a Group(b) [ ]
_________________________________________________________________
   3)SEC Use Only
_________________________________________________________________
4)        Source of FundsWC
_________________________________________________________________
5)   Check if Disclosure of
         Legal Proceedings isNot Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware
_________________________________________________________________
Number of                 7)Sole Voting 45,703 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
    Reporting Person:
               ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                           9)Sole Disposi-45,703 shares of
                              tive Power     Common Stock
                         ________________________________________
                          10)Shared Dis-
                                positive Power-0-
                         ________________________________________
  11)Aggregate Amount Beneficially           45,703 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
  12)Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
           Represented by0.3%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN
CUSIP No. 0008946991                                          Page 5 of 11

_________________________________________________________________
       1)Name of Reporting PersonDomain Associates
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
       2)Check the Appropriate Box(a) [x]
          if a Member of a Group(b) [ ]
_________________________________________________________________
   3)SEC Use Only
_________________________________________________________________

4)        Source of FundsNot Applicable
_________________________________________________________________
5)   Check if Disclosure of
         Legal Proceedings isNot Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          New Jersey
_________________________________________________________________
Number of                 7)Sole Voting 6,966 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
    Reporting Person:
               ________________________________________

                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                           9)Sole Disposi-6,966 shares of
                              tive Power     Common Stock
                         ________________________________________
                          10)Shared Dis-
                                positive Power-0-
                         ________________________________________
  11)Aggregate Amount Beneficially           6,966 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
  12)Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
           Represented byless than 0.1%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN
CUSIP No. 0008946991                                          Page 6 of 11

                               Schedule 13D
                               _____________

 Item 1.Security and Issuer.
     ___________________

          This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Trega Biosciences, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3550 General Atomics Court, San Diego, California 92121.

Item 2.   Identity and Background.
     _______________________

          (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Partners II L.P. ("DP II"), Domain Partners III, L.P., a Delaware limited partnership ("DP III"), DP III Associates, L.P., a Delaware limited partnership ("DPA") and Domain Associates, a New Jersey general partnership ("DA"). DP II, DP III, DPA and DA are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) DA is a New Jersey general partnership, whose principal business is that of an investment manager. DP II, DP III and DPA are Delaware limited partnerships, whose principal businesses are those of private investment partnerships. The sole general partner of DP II is One Palmer Square Associates II, L.P., a Delaware limited partnership
("OPSA II"), whose principal business is that of acting as the general partner of DP II. The sole general partner of DP III and DPA is One Palmer Square Associates III, L.P., a Delaware limited partnership ("OPSA III"), whose principal business is that of acting as the general partner of DP III and DPA. The following individuals, who are citizens of the United States, are the general partners of the entities listed after their names:

     (i) James C. Blair - DA, OPSA II and OPSA III
     (ii) Brian H. Dovey - DA, OPSA II and OPSA III
     (iii) Jesse I. Treu - DA, OPSA II and OPSA III
     (iv) Richard S. Schneider - DA, OPSA II and OPSA III
     (v) Kathleen K. Schoemaker - DA and OPSA III
     (vi)Arthur Klausner - DA

     The principal business and principal office address of each entity and individual named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.

CUSIP No. 0008946991                                           Page 7 of 11

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
     _________________________________________________

     This statement relates to the acquisition by DP III and DPA on March 2, 1998 through March 27, 1998 of an aggregate 237,550 shares of Common Stock at prices ranging from $3.56 to $5.01 per share, in open market purchases as further described in Item 5(c) below. The source of such funds was the working capital of DP III and DPA.

Item 4.   Purpose of Transaction.
     ______________________

          The Reporting Persons have acquired securities of the Issuer for investment purposes.

Item 5.   Interest in Securities of the Issuer.
     ____________________________________

          The following information is based on a total of 13,927,098 shares of Common Stock outstanding as of March 20, 1998, as reported in the Issuer's Annual Report on Form 10-K for the calendar year ended December 31, 1997.

          (a)

          DP II
     _____

          DP II owns an aggregate 1,444,084 shares of Common Stock, or approximately 10.4% of the Common Stock outstanding.

CUSIP No. 0008946991                                           Page 8 of 11
     OPSA II
     _______

          OPSA II, as the general partner of DP II, may be deemed to beneficially own the 1,444,084 shares of Common Stock owned by DP II, or approximately 10.4% of the Common Stock outstanding.

          DP III
     ______

          DP III owns an aggregate 1,316,273 shares of Common Stock, or approximately 9.5% of the Common Stock outstanding.

          DPA
     ___

          DPA owns an aggregate 45,703 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          OPSA III
     ________

          OPSA III, as the general partner of DP III and DPA, may be deemed to beneficially own the aggregate 1,361,976 shares of Common Stock owned by DP III and DPA, or approximately 9.8% of the Common Stock outstanding.

          DA
     __

          DA owns an aggregate 6,966 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of OPSA II, OPSA III and DA may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock owned by DP II, DP III, DPA and DA. Each of the general partners of OPSA II, OPSA III and DA disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns by virtue of his or her indirect pro rata interest, as a partner of OPSA II, OPSA III and DA, in the Common Stock owned by DP II, DP III, DPA and DA.

CUSIP No. 0008946991                                          Page 9 of 11

          (c) In the last sixty days DP III and DPA have purchased Common Stock in market transactions as follows:

     PurchaserDateNumber of SharesPrice per Share
      DP III3/02/98  7,250$3.56
      DP III3/03/98  9,667$3.56
      DP III3/04/98  4,835$3.56
      DP III3/06/98  9,677$3.75
      DP III3/09/9862,835$4.04
      DP III3/10/9829,000$4.12
      DP III3/11/9829,000$4.12
      DP III3/12/98  9,677$4.06
      DP III3/16/9819,334$3.98
      DP III3/19/98 9,677$4.06
      DP III3/20/98 9,677 $4.50
      DP III3/24/9819,334$4.75
      DP III3/27/9819,677$5.00
      DPA   3/02/98   250$3.58
      DPA3/03/98   333$3.57
      DPA3/04/98   165$3.59
      DPA3/06/98   333$3.76
      DPA3/09/98 2,165$4.04
      DPA3/10/98 1,000$4.13
      DPA3/11/98 1,000$4.13
      DPA3/12/98   333$4.07
      DPA3/16/98   666$3.99
      DPA3/19/98   333$4.07
      DPA3/20/98   333$4.51
      DPA3/24/98   666$4.76
      DPA3/27/98   333$5.01

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP II, DP III, DPA or DA.

      (e)Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
     _______________________________________

     Not Applicable.

Item 7.   Material to be Filed as Exhibits.
     ________________________________

          Exhibit A -  Group Agreement (Appears at Page 12)


CUSIP No. 0008946991                                         Page 10 of 11

                         Signature
     _________

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1998

     DOMAIN PARTNERS II, L.P.
                              By:  One Palmer Square Associates
     II L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
     ___________________________________
                                   Attorney-in-Fact

                              DOMAIN PARTNERS III, L.P.
                              By:  One Palmer Square Associates
     III L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
     ____________________________________
                                   General Partner


                              DP III ASSOCIATES, L.P.
                              By:  One Palmer Square Associates    III
                              L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
     _____________________________________
                                   General Partner


                              DOMAIN ASSOCIATES


                              By /s/ Kathleen K. Schoemaker
     ______________________________________
                                   General Partner

CUSIP No. 0008946991                                         Page 11 of 11

     EXHIBIT A

                               AGREEMENT OF
                    DOMAIN PARTNERS II, L.P.,
                        DOMAIN PARTNERS III, L.P.,
                          DP III ASSOCIATES, L.P.
                                    AND
                             DOMAIN ASSOCIATES
                         PURSUANT TO RULE 13d-1(f)
                           _____________________

     The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

     DOMAIN PARTNERS II, L.P.
                              By:  One Palmer Square Associates
     II L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
     ___________________________________
                                   Attorney-in-Fact

                              DOMAIN PARTNERS III, L.P.
                              By:  One Palmer Square Associates
          III L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
     __________________________________
                                   General Partner


                              DP III ASSOCIATES, L.P.
                              By:  One Palmer Square Associates
     III L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
     __________________________________
                                   General Partner


                              DOMAIN ASSOCIATES


                              By /s/ Kathleen k. Schoemaker
     __________________________________
                                   General Partner

Date: April 22, 1998